Exhibit 99.1

NEWS RELEASE

PRECISION DRILLING TRUST ANNOUNCES
WEBCAST OF ANNUAL MEETING OF UNITHOLDERS

Calgary, Alberta, Canada – May 2, 2008

Precision Drilling Trust (“Precision”) will hold its Annual Meeting of Unitholders on Wednesday, May 7, 2008.  The meeting will be held in the Enmax Ballroom at the Calgary Chamber of Commerce, 100 – 6th Avenue S.W., Calgary, Alberta, Canada, and will begin at 3:00 p.m. MT (5:00 p.m. ET).

A live webcast of the Annual Meeting will be accessible on Precision’s website at www.precisiondrilling.com by selecting “Investor Centre”, then “Webcasts”.  An archived recording of the webcast will also be available after the conclusion of the live event.

Precision is a leading provider of safe, high performance energy services to the North American oil and gas industry. Precision provides customers with access to an extensive fleet of contract drilling rigs, service rigs, camps, snubbing units, wastewater treatment units and rental equipment backed by a comprehensive mix of technical support services and skilled, experienced personnel.

Precision Drilling Trust is listed on the Toronto Stock Exchange under the trading symbol “PD.UN” and on the New York Stock Exchange under the trading symbol “PDS”.

For further information please contact Darren Ruhr, Vice President, Corporate Services and Corporate Secretary of Precision Drilling Corporation, Administrator of Precision Drilling Trust, 4200, 150 - 6th Avenue S.W., Calgary, Alberta T2P 3Y7, Telephone 403.716.4500, Fax 403.264.0251; website: www.precisiondrilling.com.

4200, 150 - 6th Avenue S.W.
Calgary, Alberta, Canada T2P 3Y7
Telephone: 403.716.4500
Facsimile:  403.264.0251
www.precisiondrilling.com